Exhibit 99.2

December 19, 2011

Mr. Robert A. Gardner

Engineering Manager

Ute Energy LLC

1875 Lawrence Street, Suite 200

Denver, Colorado 80202

Re:	Evaluation Summary Ute Energy LLC Interests Duchesne and Uintah Counties, Utah Proved Reserves As of December 31, 2009

Dear Mr. Gardner:

As requested, we are submitting our estimates of proved reserves and our forecasts of the resulting economics attributable to the above captioned interests. It is our understanding that the proved reserves estimated in this report constitute 100 percent of all proved reserves owned by Ute Energy LLC.

Composite reserve estimates and economic forecasts for the proved reserves are presented in the attached tables and are summarized below.

Ute Energy Upstream Holdings LLC (Brundage Canyon Properties NOT Included):

		Proved Developed Producing	Proved Developed Non-Producing	Proved Undeveloped	Total Proved
Net Reserves
Oil/Condensate	-Mbbl	731.5	128.1	1,161.9	2,021.5
Gas	-MMcf	2,690.9	108.0	2,878.3	5,677.2
NGL	-Mbbl	32.9	1.4	53.7	87.9
Revenue
Oil/Condensate	-M$	35,681.2	6,039.8	58,311.4	100,032.4
Gas	-M$	6,858.6	264.2	6,471.4	13,594.2
NGL	-M$	1,306.8	54.4	2,133.8	3,495.0
Severance and Ad valorem Taxes	-M$	5,518.9	789.5	6,275.4	12,583.8
Operating Expenses	-M$	14,054.2	2,068.5	17,856.6	33,979.2
Investments	-M$	0.0	1,110.0	21,052.2	22,162.2
Operating Income (BFIT)	-M$	24,273.6	2,390.4	21,732.4	48,396.3
Discounted @ 10%	-M$	16,320.2	1,573.2	8,866.4	26,759.8

Brundage Canyon Properties:

		Proved Developed Producing	Proved Developed Non-Producing	Proved Undeveloped	Total Proved
Net Reserves
Oil/Condensate	-Mbbl	258.2	0.0	114.6	372.8
Gas	-MMcf	1,349.4	0.0	483.3	1,832.6
NGL	-Mbbl	19.3	0.0	4.2	23.5
Revenue
Oil/Condensate	-M$	12,954.9	0.0	5,931.9	18,886.9
Gas	-M$	4,359.7	0.0	1,447.0	5,806.7
NGL	-M$	768.5	0.0	172.5	941.0
Severance and Ad valorem Taxes	-M$	2,296.5	0.0	784.6	3,081.2
Operating Expenses	-M$	7,288.2	0.0	1,578.7	8,866.9
Investments	-M$	0.0	0.0	3,267.0	3,267.0
Operating Income (BFIT)	-M$	8,498.4	0.0	1,921.1	10,419.4
Discounted @ 10%	-M$	5,627.6	0.0	386.9	6,014.6

The discounted values shown above should not be construed to represent an estimate of the fair market value by Cawley, Gillespie & Associates, Inc.

In accordance with Securities and Exchange Commission guidelines, hydrocarbon pricing of $61.18 per barrel (WTI Cushing) and $3.87 per MMBtu (Henry Hub) was applied. Oil prices were adjusted for basis differentials of -$11.00 to -$15.00 per barrel. The gas prices were reduced by a CIG basis differential of -$0.84 per MMBtu while the condensate prices were adjusted for a basis differential of -$15.50 per barrel. A 3% marketing fee was deducted for the Blacktail Ridge properties, and an additional deduction of -$1.00 per MMBtu was applied to the Monument Butte and Bridgeland properties. The NGL prices were forecast as 65% of the above oil prices.

Heating value adjustments of 0.980 to 1.420 MMBtu per Mcf were applied to the gas prices. Gas gathering fees were forecast by area with values ranging from $0.26 to $1.20 per Mcf. Deductions of 2% to 20% were applied to the net gas volumes for shrinkage.

Operating and capital costs were based on estimates provided by Ute Energy and were accepted as furnished. Lease operating expenses were forecast by area with values ranging from $1,700/well/month for most of the Brundage Canyon properties to $10,500/well/month for the Blacktail Ridge properties. NGL processing/transportation fees were forecast by area with values ranging from $1.89 to $8.40 per barrel. Drilling and completion costs were forecast as $1,100,000 for future Brundage Canyon locations, $3,900,000 for future Blacktail Ridge locations, $800,000 for future Monument Butte / Bridgeland locations, and $900,000 for future Lake Canyon locations. Expenses and investments were not escalated. The cost of plugging and the salvage value of equipment have not been considered.

State severance taxes of 5.0% of revenue were applied to all non-exempt properties, and Northern Ute tribal severance taxes of 9.5% to 10% of revenue were applied to tribal properties. Severance tax exemption periods for new wells were forecast as 6 months and 12 months for state and tribal taxes, respectively. Ad valorem taxes of 1.0 to 3.0% of revenue were forecast for all properties

The proved reserve classifications conform to criteria of the Securities and Exchange Commission. The reserves were estimated using a combination of the production performance, volumetric and analogy methods, in each case as we considered appropriate and necessary, under the circumstances, to establish the conclusions set forth herein. The reserves and economics are predicated on the regulatory agency classifications, rules, policies, laws, taxes and royalties in effect on the effective date except as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions have not been considered. All reserve estimates represent our best judgment based on data available at the time of preparation and assumptions as to future economic and regulatory conditions. It should be realized that the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

The reserve estimates were based on interpretations of factual data furnished by Ute Energy LLC and various third-party operators. Ownership interests were supplied by Ute Energy LLC and were accepted as furnished. To some extent, information from public records has been used to check and/or supplement these data. The basic engineering and geological data were utilized subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data. An on-site inspection of these properties has not been made nor have the wells been tested by Cawley, Gillespie & Associates, Inc.

Our work-papers and related data are available for inspection and review by authorized parties.

Respectfully submitted,

CAWLEY, GILLESPIE & ASSOCIATES, INC.

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